Avis Budget Group, Inc. 6 Sylvan Way Legal Department Parsippany, New Jersey 07054

December 30, 2011

Cecilia D. Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Avis Budget Group, Inc. Form 10-K for Fiscal Year Ended December 31, 2010 Filed February 24, 2011 File No. 001-10308

Dear Ms. Blye:

Avis Budget Group, Inc. (the “Company”) writes in response to the Staff’s comment letter dated December 16, 2011. For your convenience, we have included in italics the Staff’s comments as set forth in its letter and the Company’s response to each comment immediately below such comment. We are available at your convenience to discuss these matters to the extent that you deem appropriate.

1.	Please update us your contacts with Syria since your letter to us of January 11, 2008. As you know, Syria is on designated as a state sponsor of terrorism by the State Department and it is subject to U.S. economic sanctions and export controls. In addition, please describe any direct or indirect contacts with Iran, which is also designated as a state sponsor of terrorism. We note that the avisworld.com website includes Iran and Syria in its drop down menu for making a booking or getting a quote. We also note a third party website which provides information for renting a car in Iran and which includes the Avis and Budget logos and a listing for Avis with a link to Avis’ United Kingdom Website. Your response should describe the nature and extent of your past, current, and anticipated contacts with Syria and Iran, whether through affiliates, subsidiaries, licensees, franchisors, distributors, or other direct or indirect arrangements. Describe any services or products you have provided to Syria and Iran, and any agreements, commercial arrangements, or other contacts you have had with the governments of these countries, or entities controlled by their governments.

RESPONSE:

The Company takes its obligations under the Homeland Security Act and risks related to terrorism very seriously. We do not conduct car rental operations in Iran or Syria under either of our “Avis” or “Budget” brands. Prior to October 3, 2011, and as described in the Company’s letter to the Staff dated January 11, 2008, the Avis and Budget brands had been operated and licensed in Europe, the Middle East and Africa by Avis Budget EMEA Limited (“Avis Budget EMEA”, previously known as Avis Europe plc) pursuant to an exclusive, long-term license agreement under which the Company had no control over the business and sub-licensing activities of Avis Budget EMEA. Avis Budget EMEA was an independent, publicly traded company incorporated in England until October 3, 2011, at which time it was acquired by the Company. At the date of the acquisition, Avis Budget EMEA (via one of its subsidiaries) had a sub-licensee that operated the Budget brand in Syria but had no other owned or licensed operations in either Syria or Iran under the Avis or Budget brands. In November 2011, the Company terminated the licensed use of its Budget brand by the above-referenced sub-licensee following the conclusion of the Company’s acquisition of Avis Budget

EMEA. The sub-licensee is contesting the termination of this license and the Company plans to pursue any legal recourse needed to protect its rights.

The Staff notes that the avisworld.com website includes Iran and Syria in its drop down menu for making a booking or obtaining a quote. This feature allows the Company to identify prospective renters coming from those countries, but the Company does not provide services or conduct business in those countries. The Company does not maintain any rental locations, nor does it have any employees located in Iran or Syria. We have not entered into any agreements, commercial arrangements or other contracts with the governments of Iran and Syria or entities controlled by those countries and have no plans to enter into any such agreements, arrangements or contracts in the future.

2.	Please discuss the materiality of your contacts with Syria and Iran described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Iran.

RESPONSE:

As described in our response to the Staff’s comment #1, the Company does not conduct any operations, nor does it have any employees in Iran or Syria. As of November 2011, the Company terminated the licensed use of the Budget brand in Syria by the sub-licensee of Avis Budget EMEA. We believe that the fee revenues obtained by the Company from the budget sub-licensee after its October 2011 acquisition of Avis Budget EMEA until its November 2011 termination of the sub-licensee’s license agreement were less than US$2,000. Prior to the Company’s acquisition of Avis Budget EMEA, the fees derived by Avis budget EMEA from the Budget sub-licensee in Syria were less than EUR50,000 in the aggregate for the last three fiscal years. Because the Company’s revenues (pro forma for the acquisition of Avis Budget EMEA) total approximately $7 billion a year, these amounts are clearly de minimis.

We neither provide cash to the governments of Iran or Syria or any persons or entities controlled by those governments, nor do we have any other connections or relationships with any such persons, whether directly or through any person acting as an intermediary for the Company. We believe that our limited indirect contact with Iran and Syria, as described herein, and particularly as a result of the Company’s termination of the above-referenced license agreement following the Company’s acquisition of Avis Budget EMEA, is not material (including in relation to our overall operations) and therefore would not cause a material investment risk to our shareholders or reflect negatively upon our reputation or share value.

* * *

On behalf of the Company, the undersigned acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (973) 496-3565 should you require further information or have any questions.

Very truly yours,

/s/ Michael K. Tucker

Michael K. Tucker
Executive Vice President and General Counsel